SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 1-1373

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY

1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE, AND EXHIBITS

NOTE:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

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Report of Independent Registered Public Accounting Firm

Plan Administrator
Modine 401(k) Retirement Plan for Salaried Employees
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Modine 401(k) Retirement Plan for Salaried Employees (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Modine 401(k) Retirement Plan for Salaried Employees as of December 31, 2013, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP

Milwaukee, Wisconsin
June 23, 2014

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Modine Manufacturing Company Administrative Committee for 401(k) Plans and Plan participants of the Modine 401(k) Retirement Plan for Salaried Employees
Modine Manufacturing Company
Racine, Wisconsin

We have audited the accompanying statement of net assets available for benefits of the Modine 401(k) Retirement Plan for Salaried Employees (“the Plan”) as of December 31, 2012.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 24, 2013

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MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and December 31, 2012

ASSETS	2013	2012
Investments, at fair value
Participant-directed investments	$159,292,284	$128,432,718
Receivables:
Company contributions	3,046,885	2,672,692
Notes receivable from participants	772,741	795,061
Accrued interest and dividends	232	-
Total receivables	3,819,858	3,467,753
Cash	224	6,582
Total assets	163,112,366	131,907,053

LIABILITIES
Accrued expenses	(27,280)	(1,250)
Net assets reflecting all investments at fair value	163,085,086	131,905,803
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(143,548)	(463,950)
Net assets available for benefits	$162,941,538	$131,441,853

The accompanying notes are an integral part of the financial statements.

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MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2013

ADDITIONS
Investment income
Net appreciation in fair value of investments	$23,254,914
Gain from Master Trust	6,644,731
Interest and dividends	1,593,685
Net investment income	31,493,330
Contributions
Company	4,216,593
Participants	4,942,008
Rollover contributions	52,790
Total contributions	9,211,391
Interest income from notes receivable from Participants	41,721
Total additions	40,746,442

DEDUCTIONS
Benefits paid	(9,993,810)
Administrative costs	(174,956)
Total deductions	(10,168,766)
Net increase before transfers	30,577,676
Transfers from other Plan (Note 9)	922,009
Net increase in net assets available for benefits	31,499,685
Net assets available for benefits
Beginning of Year	131,441,853
End of Year	$162,941,538

The accompanying notes are an integral part of the financial statements.

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

Note 1: Description of the Plan

The following description of the Modine 401(k) Retirement Plan for Salaried Employees ("the Plan") provides general information on the Plan.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a 401(k) profit sharing plan covering all eligible salaried employees of Modine Manufacturing Company and its U.S. subsidiaries ("the Company"), who have one hour of service.  Eligible employees who elect to participate are referred to as Participants.  The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Plan Participants enter into a salary reduction agreement wherein the Participant elects a reduction in compensation, which the Company contributes to the Plan.  Participants direct investment of their contributions into various investment options offered by the Plan.  The Plan currently offers several investment alternatives.  Participants may contribute up to 50% of their compensation including overtime, but before bonuses, commissions, or taxable fringe benefits, up to statutory limits.  Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

The Company may make matching contributions, currently equal to 50% of Participant contributions up to 5% of total compensation.  The Company has the discretion to match all or any portion of the Participants’ contribution.  For the 2013 plan year, the Company contributed $1,304,250 in matching contributions.  The matching contributions, if any, are invested based on the Participants’ investment elections.

In addition, the Company may make a separate, discretionary contribution annually to the Plan for all salaried employees.  The contribution is invested in the same funds in the same proportion as the Participants’ contributions.  If the employee has not contributed to the Plan, the contribution is invested in the Target Date Retirement fund most closely tied to the Participant’s 65th birthday.  For the 2013 plan year, the Company contributed $3,046,885 in discretionary contributions, which was equal to 5% of eligible employee compensation.

Participant and Company contributions are subject to certain statutory limitations.

Participant accounts: Participant accounts are credited with their contributions, allocations of the Company’s matching and discretionary contributions and Plan earnings, and charged with their withdrawals and certain permitted Plan expenses.  Allocation of contributions and investment earnings is based on the Participant contributions or account balances, as provided by the Plan.  Participants are allowed to put no more than 10% of their payroll contributions into the Modine Stock Fund.  The net appreciation or depreciation in fair value of investments is also allocated to the individual Participant accounts based on each Participant’s share of fund investments.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting:  Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Participants vest in the Company’s contributions after three years of service, except as noted in Note 6, where certain Participants were fully vested due to a partial plan termination.  In addition, all Thermacore, Inc. employees who were employed on or before December 31, 2001, were fully vested prior to the sale of Thermacore, Inc. on May 1, 2008.  A year of vesting credit is granted each anniversary of the employee’s hire date.  Participants also become fully vested upon retirement, death or disability.

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

Notes receivable from participants:  Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of the lesser of $50,000, or 50 percent of their vested account balance.  The maximum loan repayment term is five years, except for loans to purchase a primary residence.  Loans bear interest at the Wells Fargo Bank prime rate plus 2%, except for residential loans, in which case a 15-year mortgage rate is used.  All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.

Distributions:  If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of his or her account will be made in a lump sum.

Withdrawals: The Plan provides for both hardship and non-hardship withdrawals.  Contributions may only be withdrawn without penalty on or after age 59½ or in the event of retirement, death, disability, or termination on or after age 55.  Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure of the mortgage on, the primary residence.

Forfeited accounts: Forfeited, non-vested accounts are first used to reduce the Company’s matching contributions.  Forfeitures totaling $134,542 were used to reduce matching contributions during the 2013 plan year.  At December 31, 2013 and 2012, there were forfeitures in the amount of $46,385 and $134,542, respectively, available to offset future contributions to the Plan.

Administrative expenses: Administrative expenses, including administrative, investment management, audit, legal, and other miscellaneous fees, are paid by the Plan.

Trustee: Through July 31, 2012, the assets of the Plan were held under an Agreement of Trust by BMO Harris Bank N.A.  On August 1, 2012, Wells Fargo Bank N.A. became the new trustee of the Plan.

Note 2: Summary of Significant Accounting Policies

Basis of accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting, in accordance with generally accepted accounting principles (“GAAP”) in the United States.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the fund manager.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of estimates: The preparation of financial statements in conformity with GAAP in the United States requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Notes receivable from Participants: Notes receivable from Participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

Risks and uncertainties: The Plan and the Modine Manufacturing Company Stock Master Trust Fund (“Master Trust”), which holds certain assets of the Plan and one other defined contribution plan sponsored by the Company, invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Refer to Note 3 for further information.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Withdrawals and distributions:  Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares, where applicable.  Withdrawals and distributions are recorded when paid.

Modine Manufacturing Company Stock Master Trust: A portion of the Plan’s investments are in the Master Trust.  Each participating retirement plan holds units of participation in the Master Trust.  The assets of the Master Trust are held by the trustee.  Investments, investment income, and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interests in the participant-directed Modine Company Common Stock Fund.

Note 3: Fair Value

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.

The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•	Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.  Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust as of December 31, 2013 and 2012.

Plan interest in Master Trust:  The fair value of the Plan’s interest in the Master Trust reflects the Plan’s interest in the fair value of the underlying net assets of the Master Trust. Refer to Note 5 for further information.

Modine common stock and mutual funds:  The fair values of Modine common stock and mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value funds:  The fair value of participation units in stable value collective trust funds are based upon the net asset values of such funds, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the funds (Level 2 inputs).  At December 31, 2013, the Plan held units in the Wells Fargo Stable Return Fund N.  At December 31, 2012, the Plan held units in the Wells Fargo Stable Return Fund N15.  The investment objective of these funds is to provide a moderate level of stable income without principal volatility.

The stable value funds provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.  There are no unfunded commitments relating to these types of investments.

Money market investments: Money market investments are valued at a stable $1.00 net asset value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a summary, by asset category, of the fair value inputs of the Plan assets as of December 31, 2013:

	Level 1	Level 2	Total
Mutual Funds
Life Cycle	$28,225,709	$-	$28,225,709
Fixed Income	9,143,431	-	9,143,431
Equity – Institutional Index Funds	21,277,899	-	21,277,899
Equity – Common Stock Funds	11,562,197	-	11,562,197
Equity – Large Cap Funds	9,298,564	-	9,298,564
Equity – Mid Cap Funds	17,854,998	-	17,854,998
Equity – Small Cap Funds	15,843,829	-	15,843,829
International	12,313,131	-	12,313,131
Collective Trust Fund			-
Stable Value Fund	-	17,734,166	17,734,166
	$125,519,758	$17,734,166	$143,253,924

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

The following is a summary, by asset category, of the fair value inputs of the Plan assets as of December 31, 2012:

	Level 1	Level 2	Total
Mutual Funds
Life Cycle	$21,313,489	$-	$21,313,489
Fixed Income	13,173,737	-	13,173,737
Equity – Institutional Index Funds	15,954,696	-	15,954,696
Equity – Common Stock Funds	7,160,333	-	7,160,333
Equity – Large Cap Funds	7,513,385	-	7,513,385
Equity – Mid Cap Funds	12,803,945	-	12,803,945
Equity – Small Cap Funds	12,609,477	-	12,609,477
International	9,081,659	-	9,081,659
Collective Trust Fund			-
Stable Value Fund	-	16,459,028	16,459,028
	$99,610,721	$16,459,028	$116,069,749

The Plan held no Level 3 assets at December 31, 2013 or 2012.  There were no transfers between Level 1 and Level 2 during the year ended December 31, 2013 or 2012.

Note 4: Investments

The fair value of individual investments held which exceeded 5% of the net assets available for benefits at December 31, 2013 and 2012, was as follows:

	2013		2012
Vanguard Institutional Index Fund	$21,277,899		$15,954,696
Wells Fargo Stable Return Fund N	17,590,618	*	-
Wells Fargo Stable Return Fund N15	-		15,995,078
Modine Manufacturing Company Stock Master Trust Fund	16,038,359		12,362,969
Dodge & Cox Stock Fund	11,562,197		7,160,333
Brown Advisory Small Cap Fund	10,833,511		-
JPMorgan Large Cap Growth	9,298,564		7,513,385
Goldman Sachs Mid Cap Fund	8,416,052		-
Fidelity Diversified Intl Fund	-		6,699,646
Wells Fargo Fds TR Advantage S/C Value Fund INSL #315	-		9,847,856
PIMCO Funds Total Return Institutional	-		7,423,071

*This represents contract value, which differs from fair value.

During the year ended December 31, 2013, the Plan’s investments (held outside of the Master Trust) appreciated in value as follows:

2013
Mutual funds	$22,993,947
Common collective trusts	260,967
$23,254,914

The Plan’s net investment gain from the Master Trust during 2013 was $6,644,731.

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

Note 5: Master Trust Information

The Master Trust consists primarily of Modine Common Stock and a small amount in money market investments.  The Plan’s interest in the Master Trust is the Plan’s proportionate share of the aggregate net asset value of the Master Trust’s assets.  The net asset value per unit is calculated by dividing the fund’s total fair value by the outstanding number of Participant units.  The units are updated daily based upon Participant activity.  At December 31, 2013 and 2012, the total number of units of the Master Trust was 1,549,789 and 1,841,976, respectively. The number of units and share of the Master Trust held by the Plan as of December 31, 2013 and 2012 were as follows:

	2013	2012
Units	979,101	1,176,931
Share (%)	63.2%	63.9%

The remainder share of the Master Trust, 36.8% and 36.1% as of December 31, 2013 and 2012, respectively, was held by the Modine 401(k) Retirement Plan for Hourly Employees.

The following net assets were held in the Master Trust at December 31, 2013 and 2012:

	2013	2012
Investments, at fair value
Modine common stock (Level 1)	$24,951,874	$18,995,225
Money market investments (Level 2)	435,773	353,610
Receivables	49	36
Net assets	$25,387,696	$19,348,871

Investment income for the Master Trust for the year ended December 31, 2013 was as follows:

2013
Net appreciation in fair value of Modine Common Stock	$10,192,791
Interest	579
Total	$10,193,370

Note 6: Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, Participants would receive benefits under the Plan based on their respective account balances accumulated at the date of the termination.  All Participants would become 100% vested upon Plan termination.

The Plan incurred a partial termination due to a 20% or greater reduction in plan participation beginning in 2009 and continuing through the first quarter of 2012 following reduction in force actions. Upon partial termination, the Plan fully vested the Company matching and discretionary contribution accounts of active participants whose employment was terminated in conjunction with these actions. If a Participant was fully vested when his or her employment terminated, no additional action was taken.

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

Note 7: Federal Income Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code ("the Code"), and as such, is not subject to Federal income taxes.  The Plan obtained its latest determination letter during August 2013, in which the Internal Revenue Service stated the Plan was in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes was included in the Plan’s financial statements.

Note 8: Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company and certain others.  Through July 31, 2012, the Plan held units in a collective trust fund trusteed or managed by BMO Harris Bank N.A. (formerly known as Marshall & Ilsley Trust Company N.A.), the Plan’s trustee.  On August 1, 2012 the Plan’s trustee changed to Wells Fargo Bank N.A. and the plan held units in a collective trust fund and a mutual fund trusteed or managed by Wells Fargo.  These investments and transactions therein are considered party-in-interest.

The Plan holds units in the Master Trust, which holds underlying assets including Modine Manufacturing Company stock and BMO Money Market Fund until July 31, 2012 and the Wells Fargo Short Term Investment Fund beginning August 1, 2012. Modine Manufacturing Company is the plan sponsor and BMO Harris Bank N.A. (formerly known as Marshall & Ilsley Trust Company N.A.), was the Plan’s trustee until July 31, 2012.  Wells Fargo Bank N.A. became the Plan’s trustee effective August 1, 2012; therefore, these investments and transactions therein are considered party-in-interest.  See Note 5 for the fair value of Modine Manufacturing Company stock and the short-term, money market investments held by the Master Trust and the Plan’s share of the Master Trust assets. There were no dividends paid on these shares during the year ended December 31, 2013.

Participants are also allowed to borrow from their accounts in the Plan.  These notes receivable from Participants also qualify as party-in-interest transactions and totaled $772,741 and $795,061 at December 31, 2013 and 2012, respectively.

Professional fees for the administration and audit of the Plan for 2013 of $174,956 were paid by the Plan, including fees for investment services, audit services, loans, attorneys and certain other administrative expenses.  Investment management and transaction fees are charged to the Plan by investment managers, with these fees being reflected in the investment income reported by the Plan. These transactions are allowable party-in-interest transactions under ERISA regulations.

Note 9: Transfers

From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Hourly Employees and the Modine 401(k) Retirement Plan for Salaried Employees. Transfers reflected in the statement of changes in net assets available for benefits resulted from these types of transfers.

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SUPPLEMENTAL SCHEDULE

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MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year)
December 31, 2013

Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  024

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

*	Wells Fargo	Stable Return Fund N	$17,734,166

		Mutual Funds
	Brown Advisory	Brown Advisory Small Cap Fund	10,833,511
	Dimensional Fund Advisors LP	DFA Emerging Markets Value Fund	687,596
	Dodge and Cox	Dodge & Cox Stock Fund	11,562,197
	Fidelity Advisor Series VIII	Fidelity Advisor Div Intl Fund	8,040,806
	Goldman Sachs	Goldman Sachs Mid Cap	8,416,052
	JPMorgan	JPMorgan Large Cap Growth	9,298,564
	MFS Investment Management	MFS International New Discovery	1,159,143
	Munder Capital Management	Munder Mid Cap Core Growth	5,708,425
	PIMCO Funds	Pimco Total Return Fund	5,793,468
	Vanguard Group Inc.	Vanguard Developed Mkt Ind	1,381,079
	Vanguard Group Inc.	Vanguard Small Cap Index	5,010,319
	Vanguard Group Inc.	Vanguard Mid Cap Index	3,730,521
	The Vanguard Group	Vanguard Institutional Index Fund	21,277,899
	WCM	WCM Focused International Growth	1,044,508
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement Income	279,348
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2005	394,376
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2010	847,242
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2015	4,017,930
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2020	5,620,870
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2025	5,469,788
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2030	4,437,558
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2035	3,417,033
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2040	2,037,911
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2045	1,101,491
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2050	733,138
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2055	148,372
	Vanguard Group Inc.	Vanguard Intermed Term Bond Index	2,063,032
	Vanguard Group Inc.	Vanguard Inflation Protected Securities	1,007,582

		Other
*	Participant Loans	3.38 - 8.50% interest rate, various maturity dates through June 3rd, 2022	772,741
			$144,026,666
*	Represents a party-in-interest to the Plan.

Investments are Participant directed; therefore, cost value is not required to be disclosed.

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EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K.  The exhibits are listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit Number	Description

23.1	Consent of CliftonLarsonAllen LLP

23.2	Consent of Crowe Horwath LLP

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

June 23, 2014	/s/ Kathleen T. Powers
Date	Kathleen T. Powers
Plan Administrative Committee Member